Ms. Jan Woo, Legal Branch Chief

Ms. Anna Abramson, Staff Attorney

Office of Technology

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

Re:	Abundant Robots, Inc.

Amendment No. 2 to Offering Statement on Form 1-A/A

Filed January 7, 2022

File No. 024-11769

Dear Ms. Woo,

On behalf of Abundant Robots, Inc., I hereby request qualification of the above-referenced offering statement at 9:00am Eastern Time, on January 28, 2022, or as soon thereafter as practicable.

Sincerely,

/s/ Kevin Morris

Kevin Morris

Chief Financial Officer

800 Degrees Go, Inc.

cc: Andrew Stephenson

CrowdCheck Law LLP